UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10177

516-951-9074

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

This amendment (the “Amendment”) to the Form 6-K of Paranovus Entertainment Technology Limited (the “Company”) filed on April 24, 2025 (the “Original 6-K”), is being furnished solely to correct the disclosure included in “Note 16 – Subsequent Event” in the accompanying footnotes to the unaudited condensed consolidated financial statements for the six months ended September 30, 2024 and 2023, which was previously furnished as part of the Exhibit 99.1 to the Original 6-K. Specifically, the corrections are to clarify that, on March 28, 2025, the Company withdrew a portion of its short-term investments amounted to $22,400,000, not $27,156,977.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, revise, update or restate the information presented in the Original 6-K or reflect any events that have occurred after the Original 6-K was originally filed.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended September 30, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: May 30, 2025	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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